UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 10 May, 2013

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Incorporated in the Republic of South Africa)
Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
"Gold Fields" or "the Company")

Clarification with regards to Quarterly results for Quarter ended 31 March 2013

We wish to clarify the disclosure relating to equivalent ounces made in the outlook section of the results released earlier this morning. The word "million" was omitted.

In the Outlook section of the Gold Fields Q1 2013 it stated that:

"Attributable gold production for the year ending December 2013 is expected to be between 1,825 equivalent ounces and 1,900 equivalent ounces excluding the discontinued operations, KDC and Beatrix."

This should read:

Attributable gold production for the year ending December 2013 is expected to be between 1,825 million equivalent ounces and 1,900 million equivalent ounces excluding the discontinued operations, KDC and Beatrix.

The updated SENS and results booklet reflecting the change have been uploaded to the Company's website.

10 May 2013

Sponsor
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 10 May, 2013

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer